

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 26, 2018

Via E-mail
David Briones
Chief Financial Officer
Petro River Oil Corp.
55 5th Avenue, Suite 1702
New York, New York 10003

> **Re:** **Petro River Oil Corp.**
> **Form 10-K for Fiscal Year Ended April 30, 2017**
> **Filed July 31, 2017**
> **File No. 000-49760**

Dear Mr. Briones:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources